UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D /A
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

MFC BANCORP LTD.
(Name of Issuer)
Common Stock Without Par Value
(Title of Class of Securities)
55271X 20 2
(CUSIP Number)
Mark Steinley, Trustee The Liquidating Trust of Trimaine Holdings, Inc. c/o BKM Capital, 3540 West Sahara Avenue, #255, Las Vegas, Nevada 89102-5816 Telephone +43-1-240-25-300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30 , 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55271X 20 2

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LIQUIDATING TRUST OF TRIMAINE HOLDINGS, INC.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 1,870,000(1)
8. Shared Voting Power: 0
9. Sole Dispositive Power: 1,870,000(1)
10. Shared Dispositive Power: 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,870,000(1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11): 12.0%(2)
14. Type of Reporting Person (See Instructions): OO

(1) This number includes 1,370,000 shares of common stock in the capital of MFC Bancorp Ltd. contributed to the Liquidating Trust of TriMaine Holdings, Inc. upon the dissolution of TriMaine Holdings, Inc. but beneficially owned by Inverness Enterprises Ltd. The Liquidating Trust of TriMaine Holdings, Inc. received all of the issued and outstanding shares of Inverness Enterprises Ltd. upon the dissolution of TriMaine Holdings, Inc., in trust on behalf of the common and preferred stockholders of TriMaine Holdings, Inc.

(2) Based on 15,555,268.5 shares of common stock in the capital of MFC Bancorp Ltd. issued and outstanding on February 22, 2005.

CUSIP No. 55271X 20 2

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). INVERNESS ENTERPRISES LTD.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X ] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: BRITISH COLUMBIA, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,370,000(1)
8. Shared Voting Power 0
9. Sole Dispositive Power 1,370,000(1)
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,370,000(1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 8.8%(2)
14. Type of Reporting Person (See Instructions): CO

(1) Legal title to these shares of common stock in the capital of MFC Bancorp Ltd. have been contributed to the Liquidating Trust of TriMaine Holdings, Inc.

(2) Based on 15,555,268.5 shares of common stock in the capital of MFC Bancorp Ltd. issued and outstanding on February 22, 2005.

Item 1. Security And Issuer

This Statement relates to shares of common stock without par value (the "Shares") of MFC Bancorp Ltd. (the "Issuer").

The principal executive offices of the Issuer are located at 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China.

Item 2. Identity And Background

This statement is filed on behalf of the Liquidating Trust of TriMaine Holdings, Inc. ("TriMaine Liquidating Trust") and Inverness Enterprises Ltd. ("Inverness"). TriMaine Liquidating Trust received all of the issued and outstanding shares of Inverness upon the dissolution of its parent company, TriMaine Holdings, Inc. ("TriMaine"), in trust on behalf of the common and preferred stockholders of TriMaine. Immediately before its dissolution, the Issuer held approximately 83% of issued and outstanding common stock and 100% of the issued and outstanding preferred stock in the capital of TriMaine.

The following table lists the name, citizenship, business address and principal occupation of the trustee of TriMaine Liquidating Trust.

Name	Citizenship	Residence or Business Address	Principal Occupation
Mark Steinley	American	c/o BKM Capital 3540 West Sahara Avenue, #255 Las Vegas, Nevada 89102-5816	Vice President of MFC Bancorp Ltd. 8th Floor, Dina House Ruttonjee Centre 11 Duddell Street Hong Kong SAR, China

The following table lists the name, citizenship, business address and principal occupation of the executive officer and director of Inverness.

Name	Citizenship	Residence or Business Address	Principal Occupation
Rene Randall	American	Suite 1620 - 400 Burrard Street Vancouver, British Columbia V6C 3A6	President of Logan International Corp. Suite 1620 - 400 Burrard Street Vancouver, BC V6C 3A6 Canada

TriMaine Liquidating Trust is a trust constituted under the laws of the State of Washington for the purpose of effecting an orderly sale of assets in connection with the dissolution of TriMaine. Inverness is a private company and has its registered and records office at Suite 800, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1.

During the last five years, none of TriMaine Liquidating Trust, TriMaine nor Inverness, or, to the knowledge of TriMaine Liquidating Trust and Inverness, any of their respective trustee , officers or directors, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of TriMaine Liquidating Trust , TriMaine nor Inverness, or, to the knowledge of TriMaine Trust and Inverness, any of their respective trustee, officers or directors have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

TriMaine Liquidating Trust is organized under the laws of the State of Washington. Inverness is organized under the laws of the Province of British Columbia, Canada.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

TriMaine Liquidating Trust is a trust constituted under the laws of the State of Washington for the purpose of effecting an orderly sale of assets in connection with the dissolution of TriMaine. As part of the dissolution, TriMaine had terminated a pre-existing trust agreement so that TriMaine became the legal owner of the 1,870,000 Shares previously held by New Image Investments Co. Ltd., a British Virgin Islands company, as trustee, on behalf of TriMaine, as beneficiary. Inverness is the beneficial owner of 1,370,000 of these 1,870,000 Shares.

TriMaine and Inverness had acquired the Shares for investment purposes.

At this time, neither TriMaine Liquidating Trust nor the Trustee has the intention of acquiring additional Shares. TriMaine Liquidating Trust may discharge its objects to effect an orderly post-dissolution sale of TriMaine's assets by effecting a distribution or disposition of the 500,000 Shares (representing approximately 3.2% of the common stock of the Issuer) registered directly in its name in ordinary market transactions or pursuant to one or more off-market private transactions. It may also dispose of its interest in Inverness.

At this time, neither Inverness nor its sole director and executive officer have any plans or proposals to effect any of the transactions listed in Item 4(a) to (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

TriMaine Liquidating Trust has the sole power to direct the vote of 500,000 Shares (representing approximately 3.2% of the common stock of the Issuer). Inverness has the sole power to direct the vote of, and has beneficial ownership of, 1,370,000 Shares (representing approximately 8.8% of the common stock of the Issuer).

The trustee of TriMaine Liquidating Trust does not have any power to vote or dispose of any Shares in his individual capacity, nor did he or, to his knowledge, TriMaine effect any transactions in such Shares during the past 60 days, except as disclosed herein. To the knowledge of Inverness, its sole director and executive officer does not have any power to vote or dispose of any Shares, nor did he or Inverness effect any transactions in such shares during the past 60 days, except as disclosed herein.

Mark Steinley, the trustee of TriMaine Liquidating Trust is also a Vice President of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the fact that TriMaine Liquidating Trust holds legal title to 1,370,000 Shares of the Issuer in trust for Inverness, as beneficial owner, there are no contracts, arrangements, understandings, or relationships between TriMaine Liquidating Trust or Inverness and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

A. Joint Filing Agreement

Signature

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 3, 2005
Date

THE LIQUIDATING TRUST OF TRIMAINE HOLDINGS, INC.

/s/ Mark Steinley
Signature

Mark Steinley, Trustee
Name/Title

INVERNESS ENTERPRISES LTD.

/s/ Rene Randall
Signature

Rene Randall, President
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

INDEX OF EXHIBITS

Exhibit No. Description

A. Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that the foregoing Statement of Schedule 13D is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to §240.13d-1(k).

March 3, 2005
Date

THE LIQUIDATING TRUST OF TRIMAINE HOLDINGS, INC.

/s/ Mark Steinley
Signature

Mark Steinley, Trustee
Name/Title

INVERNESS ENTERPRISES LTD.

/s/ Rene Randall
Signature

Rene Randall, President
Name/Title